                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                              CERUS CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                   COMMON SHARES $0.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  157085 10 1
                            -----------------------
                                (CUSIP Number)


                              Charles W. Thurman
                           BAXTER INTERNATIONAL INC.
                                      and
                          SUBSIDIARIES PENSION TRUST
                              One Baxter Parkway
                          Deerfield, Illinois  60015
                                 847.948.2403
    _______________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 29, 2001
                                 -------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

NOTE: Schedules filed in paper format should include a signed original and five
      (5) copies of the schedule. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

                                 SCHEDULE 13D
CUSIP No. 157085 10 1
          -----------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      BAXTER INTERNATIONAL INC. and SUBSIDIARIES PENSION TRUST
      Tax Identification Number 04-3259740

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instruction)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 3(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Massachusetts
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,300,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,300,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,300,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)

                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.7%
-------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      EP
------------------------------------------------------------------------------

                               Page 2 of 5 Pages

CUSIP No. 157085 10 1
          -----------

This Schedule 13D relates to the holdings of Baxter International Inc. and Subsidiaries Pension Trust, a trust organized under the laws of Massachusetts ("Holder") of common stock, $0.001 par value per share ("Common Stock") of Cerus Corporation, a Delaware corporation (the "Company").


ITEM 1.  SECURITY AND ISSUER.
This statement relates to the Common Stock of the Company. The address of the principal executive offices of the Company is:
                              2525 Stanwell Drive
                                   Suite 300
                           Concord, California 94520
                            Telephone: 510.603.9701

ITEM 2.  IDENTITY AND BACKGROUND.
This statement is being filed by Baxter International Inc. and Subsidiaries Pension Trust, a qualified pension plan trust. The principal executive offices of Holder are:

                               One Baxter Parkway
                           Deerfield, Illinois 60015
                            Telephone: 847.948.4310

Holder nor, to the best of the knowledge of Holder, any director or executive officer of Holder, has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
As described in Item 4 below, Holder received 1,800,000 shares of Common Stock of the Company as an excess contribution from Baxter International Inc., effective June 29, 2001, in a private placement.

Item 4.  PURPOSE OF TRANSACTION.
         Holder acquired 1,800,000 shares of Common Stock on June 29, 2001.

         Holder received, as an excess contribution, via a private placement, 1,800,000 shares of Common Stock on June 29, 2001, at the closing price of the Company's Common Stock per share, on June 28, 2001, as reported in the NASDAQ national market quotation service.

                               Page 3 of 5 Pages
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Item 5.  INTEREST IN SECURITIES OF THE ISSUER:

         Except as set forth herein, Holder and, to the best of the knowledge of Holder, no director or executive officer of Holder beneficially owns any other shares of Common Stock of the Company.

         (a) Holder has no present plans or proposals which relate to or may result in, any of the matters listed in items 4(a) - f(j) of
                 Schedule 13D, although each reserves the right to develop such plans.

         (b)     Holder has the sole power to vote and dispose of the Common
                 Stock.

         (c) On May 15, 2001, Holder privately acquired from the Company 500,000 shares of Common Stock for an aggregate cash purchase price of $26,000,000.

         (d)     Not Applicable.

         (e)     Not Applicable.

Item 6. CONTRACTS OR ARRANGEMENTS WITH RESPECT TO ISSUER SECURITIES. Not Applicable.

Item 7.  MATERIALS TO BE FILED AS EXHIBITS.
         Not Applicable.

                               Page 4 of 5 Pages

                               S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, the undersigned trust certifies that the information set forth in this Statement is true, complete and correct.


Dated:  July 2, 2001

                                    BAXTER INTERNATIONAL INC.
                                    and
                                    SUBSIDIARIES PENSION TRUST



                                    By:  /s/ Charles W. Thurman
                                         --------------------------------------
                                         Charles W. Thurman, for
                                         Its Investment Committee

                               Page 5 of 5 Pages